

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 20, 2009

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue,
Greenwich, CT 06830

     Re: **Global Gold Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed April 15, 2009
           Form 10-Q for the Fiscal Quarter Ended March 31, 2009
           Filed May 19, 2009
           Form 10-Q for the Fiscal Quarter Ended June 30, 2009
           Filed August 14, 2009
           Response letter dated October 7, 2009
           File No. 002-69494

Dear Mr. Dulman:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We have reviewed your October 7, 2009 responses to the comments in our letter dated September 24, 2009. During a telephone conference on November 2, 2009, we advised you that your responses to prior comments 1 and 3 through 9 were not sufficient, and you agreed to provide a reformulated response by November 13, 2009.

However, as of the date of this letter you have not submitted further correspondence and these issues remain unresolved. We suggest that you promptly address the concerns outlined in our prior comment letter, and the additional comments in this letter.

We ask that you submit a draft amendment of your annual report and subsequent interim reports, marked to show all revisions that you propose to resolve these matters, with your reply. We reissue prior comments 1 and 3 through 9.

Engineering Comments

General Overview, page 3

2.   We note your response to prior comment 11 stating that you believe you are a development stage company because you are preparing for production at your Tukhmanuk property in Armenia. However, since you have not disclosed reserves, and without having a reserve report, your company may only be appropriately described as an exploration stage company using the definitions in Industry Guide 7. We reissue prior comment 11.

3.   We expect that you would need to adhere to the following guidance in the course of preparing a reserve report for any of your properties.

•   Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•   The historic three-year average commodity price is used in any cash flow analysis that is used to designate reserves

•   You are able to demonstrate that you will receive any required permits not yet obtained, and that the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties will occur before a proper feasibility study and economic viability determination has been conducted.

Armenia Properties, Page 5

4.   We note your response to prior comment 12 stating that you do not believe maps are required because you do not report reserves. The guidance in Instruction 3.B

to Item 102 of Regulation S-K requires the inclusion of maps for significant properties, and does not depend on first having established reserves on the properties. If you have identified properties in your disclosures that are not material to your business or plan of operations, please include a statement to that effect in your filing. Otherwise please include the maps with your filing. The maps found on your website may be inserted into the text of your filing or included as separate exhibits.

5. We have read the revisions you proposed in response to prior comment 13 and believe that further clarification is necessary. Please expand your property description to describe the manner by which your ownership interest in each property is held, also to identify all interests of any other owners, and to describe the terms of all underlying agreements and royalty arrangements. In addition, please describe the procedures or methods used to acquire mineral rights in each country, the minerals allotted to your mineral rights, any surface rights, the number of mining claims or mining concessions and the total surface area, either in hectares or in acres.

    For your mining claims or concessions, please indicate the type of claim or concession, such as placer or lode claims, exploration or exploitation concessions, mining leases, or mining concessions. Please include identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number with details sufficient to distinguish your properties from other properties that may exist in the area.

    Also describe the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and an indication of who is responsible for paying these fees.

6. The disclosures that you have proposed in response to prior comments 14 and 15 do not adequately resolve the concerns outlined in these prior comments. Please further revise you information to include a brief description of any facilities on your properties, such as fixed or mobile equipment, and to describe the state of modernization and physical condition of your processing plants, any subsurface improvements, support facilities, and equipment. In addition, you will need to provide a clear statement that the properties are without known proven and probable reserves and that your activities are only exploratory in nature to comply with Industry Guide 7(b)(4)(i). If you are not conducting any exploration activities, this should be disclosed; otherwise, disclose the details of any programs that you have in place, as previously requested.

Tukhmanuk, page 5

7.   Please expand the information provided in your response to prior comment 17, regarding your annual production from your mining properties for the last three years, to also include the tonnage and grade of the material mined and concentrate produced; and disclose all of this information in an amendment to your filing.

Madre de Dios and Puero, page 7

8.   We note your response to prior comment 19 stating that the National Instrument 43-101 report was not filed on SEDAR. Please revise your disclosure to either replace references to "Standard National Instrument 43-101 Report" with "geologic report" or state clearly that the National Instrument 43-101 Report was not submitted to the Canadian authorities for review and you are unable to confirm that the report conforms to Canadian standards.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief